AGL

Tel: 02 9921 2999
Fax: 02 9921 2552

AGL Energy Li
ABN 74 115 06

07025857

St Leonards
72 Christie Street
St Leonards NSW 2065

Locked Bag 1837
ST LEONARDS NSW 2065
www.agl.com.au

31 July 2007

U.S. Securities and Exchange Commission,
Division of Corporation Finance,
100 F. Street, N.W.,
Washington, D.C. 20549.

SUPPL

Re: AGL Energy Limited -- Rule 12g3-2(b) Exemption
File No. 82-35037

Dear Sir/Madam

The enclosed information is being furnished by AGL Energy Limited ("AGL") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that AGL is subject to the Exchange Act.

Yours faithfully,

Paul McWilliams
Company Secretary

Issues Raised and Reported to the ASX

Period 01 July 2007 – 31 July 2007 (inclusive)

02/07/2007	AGL enters LNG project study in PNG
03/07/2007	AGL takes ownership of Torrens Island power station
06/07/2007	Activation of Dividend Reinvestment Plan
13/07/2007	AGL secures pipeline deal to link its gas to eastern markets
18/07/2007	Market Update
19/07/2007	ASX Statement Appendix 3Y
25/07/2007	MD Presentation Citi Climate Change Conference

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/07/2007

TIME: 13:53:38

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL enters LNG project study in PNG

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL Centre, 72 Christie Street
St Leonards, 2065

Locked Bag 1837
St Leonards, 2065
www.agl.com.au

asx & media release

2 July 2007

AGL enters LNG project study in PNG

AGL Energy Limited (AGL) today announced it had entered into an agreement to explore a liquefied natural gas (LNG) proposal which could involve earlier commercialisation of its gas resources in Papua New Guinea.

AGL and the participants in the Kutubu, Agogo, Moran and Gobe field joint ventures have joined in a cost-sharing agreement with the joint venture participants in the Hides, Angore and Juha gas fields to study an LNG project in PNG.

Study participants should be in a position to decide on entry into the front-end engineering and design phase of an LNG project before the end of the agreement's term.

AGL Managing Director Mr Paul Anthony said: "This agreement will materially advance the chances of commercialising our PNG gas.

"We are keen to explore all available options for developing our share of gas reserves as expediently as possible, with an objective to maximise the value of these assets.

"Considering recent market developments, the momentum is now building for the prospects of a PNG-based LNG project."

The ExxonMobil-led LNG project studies are estimated to cost approximately US$60 million for this phase of the project. Under the agreement, AGL will fund 3.3 per cent of the cost.

Further enquiries:
Media
Andrew Scannell
Direct: + 61 3 8633 6167
e-mail: ascannell@agl.com.au

Investors & Analysts
Graeme Thompson
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
e-mail: gthompson@agl.com.au

About AGL

AGL is Australasia's leading integrated energy company. Drawing on 170 years of experience, it includes retail and merchant energy businesses, power generation assets and an upstream gas portfolio. AGL has Australia's largest retail energy and dual fuel customer base supplying around 4.1 million customer accounts. This includes customers supplied with gas and electricity through AGL's joint venture partnerships, ActewAGL and AlintaAGL. AGL has a diverse power generation portfolio including base, peaking and intermediate generation plants, spread across traditional thermal generation as well as renewable sources including hydro, wind, solar, landfill gas and biomass. As Australia's largest listed renewable energy producer, AGL is looking to further expand this position by exploring a suite of low emission and renewable energy generation development opportunities.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/07/2007

TIME: 09:06:30

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL takes ownership of Torrens Island power station

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL Centre, 72 Christie Street
St Leonards, 2065

Locked Bag 1837
St Leonards, 2065
www.agl.com.au

asx and media release

3 July 2007

AGL takes ownership of Torrens Island power station

AGL Energy Limited (AGL) has added more than 60 per cent to its generation capacity after formally taking ownership of the 1,280 megawatt gas-fired Torrens Island Power Station (TIPS) in South Australia from TRUenergy. As part of the transaction announced on 29 January 2007, TRUenergy today assumed ownership of the Hallett power station.

AGL's generation capacity now stands at 3300MW, either in current operation or under construction, and in the vicinity of a 100 per cent increase in less than a year.

AGL Managing Director, Paul Anthony, said that TIPS provides approximately 25 per cent of South Australia's electricity requirements.

"TIPS is a substantial investment by AGL in South Australia and significantly bolsters AGL's physical position in low carbon emission electricity generation. The power station also has an excellent remaining operating life of 25 years which has been verified by an independent engineering consultant," Mr Anthony said.

"More than 75 per cent of this capacity comes from clean burn gas, hydro or renewable sources with planned development projects set to increase this to more than 85 per cent.

"By the end of the decade AGL could be operating 134 wind turbines with a combined capacity of over 255MW in South Australia. TIPS itself has the added environmental benefits associated with using water from the Port River for cooling rather than town and drinking water.

"AGL is investigating options to further expand the capacity of the plant at Torrens Island and in turn provide further security of supply in the South Australian electricity market."

As part of the transaction, AGL has also acquired a 10-year, 300-petajoule, gas sales agreement expiring in 2017, together with the associated SEAGas pipeline haulage contract which expires in 2019.

"The sales agreement and haulage contract will deliver AGL more options for supplying TIPS' ongoing fuel requirements and for meeting the needs of AGL's existing South Australian retail and commercial and industrial customer base. They will also provide AGL with options to explore new business opportunities," Mr Anthony said.

AGL has also entered into a gas storage agreement with TRUenergy for a combination of firm and non-firm capacity at the WUGS facility at Port Campbell, Victoria, with the agreement through until 2017. The facility will deliver additional interruptible gas supply as required as well as providing optionality between the AGL generation and gas market portfolios.

TIPS operates with a total staff complement of 167, all of whom have remained at the power station and from yesterday became AGL employees.

Further enquiries:
Media
Andrew Scannell
Direct: + 61 3 8633 6167
e-mail: ascannell@agl.com.au

Investors & Analysts
Graeme Thompson
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
e-mail: gthompson@agl.com.au

About AGL

AGL is Australasia's leading integrated energy company. Drawing on 170 years of experience, it includes retail and merchant energy businesses, power generation assets and an upstream gas portfolio. AGL has Australia's largest retail energy and dual fuel customer base supplying around 4.1 million customer accounts. This includes customers supplied with gas and electricity through AGL's joint venture partnerships, ActewAGL and AlintaAGL. AGL has a diverse power generation portfolio including base, peaking and intermediate generation plants, spread across traditional thermal generation as well as renewable sources including hydro, wind, solar, landfill gas and biomass. As Australia's largest listed renewable energy producer, AGL is looking to further expand this position by exploring a suite of low emission and renewable energy generation development opportunities.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/07/2007

TIME: 15:14:41

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Activation of Dividend Reinvestment Plan

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL Energy Limited
ABN 74 115 061 375

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

72 Christie Street
St Leonards, 2065
NSW AUSTRALIA

Locked Bag 1837
St Leonards, 2065 NSW AUSTRALIA
www.agl.com.au

asx statement

6 July 2007

Activation of Dividend Reinvestment Plan

The AGL Energy Limited (AGL) Board of Directors have approved the activation of the AGL Dividend Reinvestment Plan (DRP). The DRP will be operable in conjunction with payment of the 2007 final dividend in September (refer below timetable).

A copy of the DRP rules is attached.

The DRP will provide shareholders with a convenient means of increasing their shareholding in AGL without incurring transaction costs. It will also provide AGL with a further means of managing its ongoing capital requirements.

Shareholder participation in the DRP is entirely voluntary. Directors may modify, suspend or terminate the DRP when they consider appropriate. These discretions will be reviewed by the Directors in conjunction with each dividend payment.

The Directors have elected to introduce the DRP with a 0% (zero) discount for the 2007 final dividend.

In light of the DRP introduction Directors have elected not to proceed with the Share Purchase Plan (SPP) previously announced in February.

Indicative timing

Mid July	Letter to shareholders, including personalised DRP Application Form
22* August	Announcement of FY07 year result/declaration of FY07 final dividend
7* September	Record Date (& last date for receipt by Registry of DRP Applications)
28* September	Payment of FY07 final dividend (& allotment of DRP shares where applicable)

Paul McWilliams
Company Secretary

* Subject to final Board confirmation

The AGL Energy Dividend Reinvestment Plan

AGL Energy Limited ACN 115 061 375

Contents

CHAIRMAN'S LETTER

[*insert date*]

Dear Shareholder,

On behalf of your Directors I am pleased to inform you The AGL Energy Dividend Reinvestment Plan ('the Plan') will be activated in conjunction with payment of the upcoming final dividend in respect of the year ended 30 June 2007.

The Plan gives Shareholders the alternative of acquiring further shares in the Company instead of receiving a cash dividend. Shareholders will find this a convenient way of increasing their investment in AGL Energy without incurring transaction costs.

Participation is entirely voluntary and you may join and leave the Plan whenever you wish. However if you elect to join or leave after the Record Date for a particular dividend, your decision will only be effective for following dividends.

At the time of declaring dividends, the Directors will determine the discount, if any, which will apply to plan shares to be allotted. Any discount will be between 0% - 5% of the weighted average market price of the Company's shares sold on the Australian Securities Exchange Limited, during the five (5) trading days commencing on the second trading day after the record date for the relevant dividend. It is anticipated there will be no discount applied in relation to the upcoming 2007 final dividend.

Should you wish to participate in the Plan, please complete the enclosed personalised AGL Energy Reinvestment Plan Application Form and return in the reply paid envelope to our share registry, Link Market Services Limited ('Link'). Your AGL Energy Reinvestment Plan Application Form will need be received at Link's offices by 5.00pm on 7 September 2007 to be eligible to participate in the plan for the 2007 final dividend.

An outline of the Plan is enclosed and the full Plan booklet is available on our website www.aglinvestor.com or by calling Link Market Services Limited on 1800 824 513 (International +61 2 8280 7115). We suggest that you read all documentation and the Plan rules carefully and seek professional investment and/or tax advice if you have any doubt whether participation in the Plan suits your individual circumstances.

In light of the decision to introduce the Plan Directors have decided not to proceed with the Share Purchase Plan previously announced in February 2007.

Yours sincerely,

Mark Johnson
Chairman

HIGHLIGHTS OF THE PLAN

1 Dividend reinvestment plan

You may elect to have the dividends paid on some or all of your shares in AGL Energy Limited (**AGL Energy**) automatically reinvested in new AGL Energy shares. Full details of the Plan are contained in the Terms and Conditions available by visiting our website www.agl.com.au or calling our share registry, Link Market Services Limited on 1800 824 513 (International +61 2 8280 7115).

2 Participation is entirely optional

You may join the Plan for some or all of your shareholding, vary your participation or withdraw from the Plan at any time.

3 Discount on market price

Shares are allotted under the Plan at a discount of up to 5% of the weighted average market price, free of brokerage and stamp duty costs. The actual rate of discount will be determined by the Directors at the time the dividend is declared. It is anticipated that there will not be any discount applied in relation to the final dividend in respect of the year ended 30 June 2007.

4 Rounding

Where the allotment formula results in a number that is not a whole share, then your entitlement will be rounded to the nearest whole share. This means that fractions above 0.5 will be rounded up and fractions of 0.5 or lower will be rounded down. Any residual amount will not be carried forward for future dividend payments.

5 Shares rank equally

Shares allotted under the Plan are fully paid and rank equally with existing shares.

6 Statement

An advice will be sent to you following each payment of a dividend which will set out your participation in the Plan. Also, at the end of the month you will receive either a CHESS or Issuer Sponsored Holding Statement if there is a movement on your account.

7 Listing on Australian Securities Exchange Limited

The Directors will apply for quotation on Australian Securities Exchange Limited of any shares issued under the Plan.

8 Limitations

Participation may be restricted if in the opinion of Directors participation would not be in the best interests of AGL Energy, e.g. an overseas Shareholder's address is in a place where the issue may be unlawful or impracticable.

QUESTIONS AND ANSWERS

1 Who can participate?

All AGL Energy Shareholders whose registered address is in any of Australia, New Zealand, the United Kingdom, USA, Japan, Singapore or Hong Kong can participate in the Plan.

2 Are there any special conditions on participation?

No. There are no special conditions on participation.

3 Is participation optional?

Yes. The decision is entirely yours.

4 Can I participate in the Plan for part only of my holding?

Yes. You can nominate how many shares out of your total AGL Energy shareholding you wish to participate in the Plan.

Your dividend on the shares which you have not nominated to participate in the Plan will be paid to you in cash in the usual way.

5 How do I join the Plan?

Complete the AGL Energy Dividend Reinvestment Plan Application or Variation Form and return it to:

Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235

6 When will my participation begin?

It will begin with the first payment of a dividend after receipt of your Application Form, which must be received by 5.00 pm on the Record Date for that dividend. This is to allow sufficient time for the Application Form to be processed before shares are transferred or allotted under the Plan in lieu of payment of the dividend in cash. The Record Date for the final dividend in respect of the year ended 30 June 2007 is 7 September 2007.

7 What happens if I have more than one shareholding?

You will need to lodge a separate Application Form for each separate shareholding (that is, shareholdings which are registered under different names or joint names and shareholdings which are held in Issuer or Broker Sponsored form under CHESS) and you must correctly identify the shareholding on the Form.

8 Can I change my participation at any time?

Yes. Simply complete the AGL Energy Reinvestment Plan Application or Variation Form available from our share registry, Link Market Services Limited ("Link") on 1800 824 513 (International +61 2 8280 7115) and forward it to:

Link Market Services Limited
Locked Bag A14

Sydney South NSW 1235

The Notice will be effective from the next payment of a dividend provided that the Notice is received by 5.00 pm on the Record Date for that dividend.

9 *At what price will shares be transferred or allotted?*

Shares will be transferred or allotted at a discount of up to 5% of the weighted average market price of all AGL Energy shares sold on the Australian Securities Exchange Limited during the five trading days commencing on the second trading day after the Record Date for determination of the relevant dividend. The Directors will determine the actual rate of discount at the time the dividend is declared. It is anticipated that there will not be any discount applied in relation to the final dividend in respect of the year ended 30 June 2007.

10 What will it cost me to participate?

It will cost you nothing.

You will not be charged brokerage fees, commission, stamp duty or any other administrative costs for any transfer or allotment of shares under the Plan.

11 Can I sell my shares when I choose?

Yes. You can sell any or all of your shares at any time including shares transferred or allotted to you under the Plan. The shares sold will be automatically withdrawn from the Plan on receipt of a valid transfer in respect of those shares.

Should you decide to sell all of your shares shortly before a Record Date, you should inform your stockbroker that your shares are participating in the Plan. You should also immediately send an AGL Energy Reinvestment Plan Application or Variation Form to Link advising your withdrawal from the Plan. This will avoid a further small parcel of shares being issued to you under the Plan.

12 What if I only sell a portion of my shares?

If you sell a part of your AGL Energy shareholding and do not give the Company a Notice of Variation of Participation, the shares which you sell will be taken to comprise:

- firstly, non-participating shares held by you; and
- secondly, to the extent necessary, participating shares.

13 What about taxation?

Under current Australian taxation law and practice, dividends reinvested under the Plan:

- are treated the same way as cash dividends and any franked portion is not subject to Australian withholding tax; and
- in general, shares acquired under the Plan will be subject to Australian capital gains tax when they are disposed of.

AGL Energy takes no responsibility for the taxation liabilities of Shareholders. Shareholders should obtain their own advice in relation to the tax implications of acquiring shares under the Plan.

14 When will I receive a statement?

After the payment of each dividend a statement will be sent to you stating:

- the number of your shares participating in the Plan;
- the dividend rate and amount which would otherwise be payable on those shares;
- the transfer or issue price and number of shares transferred or allotted under the Plan; and
- the new total number of your shares participating in the Plan.

15 Can the plan be modified?

The Directors may vary, suspend or terminate the Plan when they consider it appropriate or necessary (refer to clause 14 of the Terms and Conditions of the Plan).

16 Enquiries

If you have any enquiries (other than taxation) about how the Plan operates and how you can participate, please visit our website www.agl.com.au, call Link on 1800 824 513 (International + 61 2 8280 7115) or write to:

Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235

DIVIDEND REINVESTMENT PLAN TERMS AND CONDITIONS

1 Definitions and interpretation

1.1 In this Plan, unless the context otherwise requires:

Address means, in respect of a Shareholder, the address which appears for that Shareholder in AGL Energy's register of Shareholders.

AGL Energy means AGL Energy Limited ACN 115 061 375.

Applicable Law means any relevant provision of Australian law and, in relation to any Shareholder whose Address is in a place other than Australia, any relevant provision of a law of that place.

Application Form means a notice in such form as AGL Energy may from time to time require by which a Shareholder may apply to become a Participant.

ASX means Australian Stock Exchange Limited.

Constitution means the constitution of AGL Energy.

Directors means the directors from time to time of AGL Energy.

Full Participant means a Participant other than one who participates in the Plan in respect of a fixed number of Shares only.

Notice of Variation of Participation means a notice in such form as AGL Energy may from time to time require by which:

(a) a Participant may apply to vary the level of his or her participation in the Plan; or

(b) a Participant may elect to terminate his or her participation in the Plan.

Participant means a Shareholder who has been accepted as and continues to be a participant in the Plan.

Participating Shares means the Shares registered in the name of a Participant which are subject to the Plan.

Plan means AGL Energy's Dividend Reinvestment Plan, as amended, modified or substituted from time to time.

Price means the price calculated in accordance with clause 8.2.

Record Date means, in relation to a dividend, the time and date AGL Energy specifies for lodging transfers for the purpose of identifying the persons entitled to that dividend.

Share means a fully paid ordinary share in the capital of AGL Energy.

Shareholder means a person in whose name Shares are registered.

Terms and Conditions means the terms and conditions of the Plan as set out here and as amended, modified or substituted from time to time.

1.2 In these Terms and Conditions, unless the contrary intention appears:

(a) headings are for ease of reference only and do not affect the meaning;

(b) the singular includes the plural and vice versa;

(c) other grammatical forms of defined words or expressions have corresponding meanings;

(d) a reference to a clause is a reference to a clause of these Terms and Conditions; and

(e) words and expressions importing natural persons include partnerships, bodies corporate, associations, governments and governmental and local authorities and agencies.

2 Terms and conditions

These Terms and Conditions are subject to Applicable Law, the Listing Rules of the ASX and the Constitution.

3 Eligibility

3.1 Subject to this clause 3 and clause 4.2, any Shareholder is eligible to participate in the Plan.

3.2 The Directors may at any time exclude a Shareholder from participating in the Plan if they consider that, for any reason, participation by that Shareholder would not be in the best interests of AGL Energy.

3.3 Without limiting the generality of clause 3.2, the Directors may exclude any Shareholder whose Address is in a place where, in the Directors' opinion, the offer to that Shareholder of Shares under the Plan may be unlawful or impracticable without further action by AGL Energy.

3.4 For the purpose of clause 3.3, the Directors may at any time nominate any place or places with the effect that any Shareholder whose Address is within that place will be automatically excluded, unless the Directors specifically decide that the Shareholder may participate.

3.5 Shareholders are not eligible to participate in respect of Shares the dividends attached to which AGL Energy is entitled to retain, or over which AGL Energy holds a charge.

4 Participation

4.1 Participation in the Plan is optional, and is subject to the Terms and Conditions, Applicable Law, the Constitution and the Listing Rules of the ASX.

4.2 A Participant may participate in the Plan in respect of all of his or her Shares (in which case clause 12.1 applies), or any number of them (in which case clause 12.2 applies).

4.3 If a Shareholder wishes to become a Participant, he or she must apply by submitting a completed Application Form indicating that fact and the level of participation he or she desires.

4.4 The Directors may accept or reject the application referred to in clause 4.3 or, subject to clause 4.2, accept it in respect of any number of Shares which is less than the number that the Shareholder has nominated in the Application Form.

4.5 If a Shareholder applies to participate in the Plan but does not specify a level of participation or specifies both full and part participation, the Shareholder will be deemed to have applied to be a Full Participant.

4.6 If the Directors consider that any transfer or allotment (or part of any transfer or allotment) of Shares under the Plan may be unlawful or impracticable because of any Applicable Law, they may:

(a) decline to transfer or allot Shares under the Plan;

(b) reduce the size of any transfer or allotment; and/or

(c) reduce the level of, or suspend the participation of, any Participant.

5 Variation of participation

5.1 A Participant may apply to vary his or her level of participation in the Plan at any time by submitting a Notice of Variation of Participation indicating the new level of participation desired.

5.2 The Directors may accept or reject the notice referred to in clause 5.1 or, subject to clause 4.2, accept it in respect of any number of Shares which is less than the number that the Participant has nominated in the Notice of Variation of Participation.

5.3 Subject to clause 5.2, a Notice of Variation of Participation submitted under clause 5.1 takes effect, in respect of a dividend, if it is received before the Record Date for that dividend.

5.4 If a Participant increases the level of participation in the Plan to full participation, clause 12.1 applies.

5.5 If a Participant increases or decreases the level of participation in the Plan to below full participation, clause 12.2 applies.

6 Termination of participation

6.1 A Participant may terminate his or her participation in the Plan at any time by submitting a Notice of Variation of Participation to that effect.

6.2 Subject to clause 7, a Notice of Variation of Participation submitted under clause 6.1 is effective immediately on receipt by AGL Energy.

6.3 If a Participant dies, participation in the Plan will be terminated upon receipt by the Company of written notice of the death. If a Participant is declared bankrupt or is wound up, participation in the Plan will be terminated upon receipt by the Company of a notification of bankruptcy or winding up from the Participant or the Participant's trustee in bankruptcy or liquidator, as the case may be. The death, bankruptcy or winding up of one or more joint holders will not automatically terminate participation.

7 Application Form and Notice of Variation of Participation

7.1 An Application Form or a Notice of Variation of Participation will be valid only if it is:

(a) signed by each Shareholder who is registered in respect of the relevant Shares; or

(b) if a Shareholder is a company, executed under its common seal or under the hand of an officer or duly authorised attorney,

and, if sub-clause 7.1(b) applies, the Application Form or the Notice of Variation of Participation is accompanied by a copy of a resolution authorising the officer to sign or the relevant power of attorney.

7.2 An Application Form or a Notice of Variation of Participation will be effective upon receipt by the Company subject to these Terms and Conditions and, in the case of applications to participate, acceptance by the Company, but will not be effective in respect of a dividend if it is received after 5.00 pm on the Record Date for that dividend.

7.3 Application Forms and Notices of Variation of Participation must be delivered to AGL Energy's Share Registry at the following address:

Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235

8 Operation of the Plan

8.1 Each dividend which is payable to a Participant in respect of Participating Shares and which is available for payment to the Participant will be applied by the Company on the Participant's behalf in subscribing for or acquiring additional Shares.

8.2 The Directors in their absolute discretion will determine with respect to the operation of the Plan for any dividend whether to issue new Shares or to cause the transfer of Shares to a Participant, or to apply a combination of both options, to satisfy the obligations of the Company under these Terms and Conditions.

8.3 If the Directors determine to cause the transfer of Shares to Participants, the Shares may be acquired on-market in such manner as the Directors consider appropriate.

8.4 AGL Energy will, in respect of each dividend payable to a Participant:

(a) determine the amount of that dividend which is payable in respect of the Participant's Participating Shares less any withholding payments (if any) deductible by the company in respect of the dividend payable on the Participating Shares and any other sum the Company is entitled to retain in respect of the Participating Shares;

(b) determine the number of Shares to be subscribed for by dividing that amount by the Price, and rounding any fractions to the nearest whole Share (and rounding up halves); and

(c) transfer or allot those Shares to the Participant.

8.5 The Shares will be transferred or allotted under the Plan at a Price which, in respect of a dividend, is the weighted average market price of the Shares traded on the ASX during the five trading days commencing on the second trading day after the Record Date,

discounted by 5% (or whatever other percentage, not greater than 5%, which the Directors may determine from time to time), rounded down to the nearest whole cent

8.6 Any residual amounts will not be carried forward for future dividend payments.

9 Shares transferred or allotted under the plan

9.1 Shares transferred or allotted under this Plan will:

(a) rank equally with other fully paid Shares;

(b) be registered on the same register as the Participating Shares to which the transfer or allotment relates; and

(c) participate fully in all dividends subsequently declared.

10 Plan statements

After each transfer or allotment of Shares under the Plan, AGL Energy will send to each Participant, as soon as practicable after the transfer or allotment, a statement setting out the following information:

(a) the number of Participating Shares which were held by the Participant at the relevant Record Date;

(b) the amount of the dividend which was payable in respect of those Shares;

(c) the Price in respect of that dividend;

(d) the number of Shares transferred or allotted to the Participant in respect of that dividend; and

(e) (excluding any share transactions which the Participant has undertaken since the Record Date), the total number of Shares held by the Participant, and the total number of Participating Shares held by the Participant after the transfer or allotment.

11 Costs to Participants

No brokerage, commission, stamp duty or other transaction costs are payable by Participants in respect of Shares transferred or allotted under the Plan.

12 Acquisition and sale of Shares by Participants

12.1 All Shares registered in the name of a Full Participant from time to time (including those transferred or allotted under the Plan) will be Participating Shares.

12.2 The number of Participating Shares of other Participants will only be affected by an acquisition (including those transferred or allotted under the Plan) or sale if clause 12.3 applies.

12.3 If at any time there are fewer Shares registered in a Participant's name than a fixed number in respect of which the Participant has been accepted to participate then, subject

to clause 4.2, all Shares registered in his or her name at that time will be Participating Shares.

12.4 Where a Participant disposes of all Shares without giving the Company notice of termination of participation, the Participant will be deemed to have terminated participation in the Plan on the last date on which the Company registered a transfer or instrument of disposal of the Participant's holding.

13 Quotation

AGL Energy will apply to the ASX for official quotation of Shares allotted under the Plan.

14 Directors' powers

14.1 The Directors may at any time resolve to vary, suspend or terminate the Plan, provided that Participants are notified in writing of any such action (other than a minor variation of a procedural or administrative nature), and that termination is not effective until at least one month after notification has been sent to Participants. A variation, suspension or termination of the Plan will not be invalidated by an accidental omission to give notice of the variation, suspension or termination to a Shareholder or the non-receipt of any notice by any Shareholder and will not give rise to any liability on the part of, or right of action against, the Directors or the Company.

14.2 Any suspension of the Plan will continue until such time as the Directors resolve either to recommence or terminate the Plan. If the Plan is recommenced then elections as to participation in respect of the previously suspended Plan will be valid and have full force and effect in accordance with these Terms and Conditions for the purposes of the recommenced Plan.

14.3 The Directors may at any time resolve to delegate any of their powers and duties under the Plan.

14.4 The Directors may settle any dispute arising under the Plan in the manner they see fit, or adopt any procedure they think appropriate for the settlement of the dispute.

14.5 The Directors may, with or without taking expert advice, make any calculation or determine any figure relevant to the operation of the Plan, and such calculation or determination is binding on Participants unless it is manifestly in error.

15 Taxation

Neither AGL Energy nor its Directors, officers, employees, representatives, agents or advisers take any responsibility or assume any liability for the taxation liabilities of Participants.

16 Governing law

The Plan and its Terms and Conditions are governed by and are to be construed in accordance with the law of New South Wales.

17 Liability

Neither the Company nor any Director or officer of the Company will be liable or responsible to any Participant for any loss or alleged loss or disadvantage suffered or

incurred by a Participant as a result, directly or indirectly, of the establishment or operation of the Plan or participation in the Plan or in relation to any advice given with respect to participation in the Plan.

18 Commencement

This Plan will commence on the date determined by the Directors.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	AGL ENERGY LIMITED
Fax number	0299212552
From	ASX Limited – Company Announcements Office
Date	13-Jul-2007
Time	09:18:32
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL secures pipeline deal to link its gas to eastern markets

AGL Energy Limited
ABN 74 115 061 375

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

AGL Centre, 72 Christie Street
St Leonards, 2065

Locked Bag 1837
St Leonards, 2065
www.agl.com.au

asx & media release

13 July 2007

AGL secures pipeline deal to link its gas to eastern markets

AGL Energy Limited (AGL) has signed a foundation gas transportation agreement with Epic Energy which will allow the construction of a $140 million gas pipeline to complete the final link between the Queensland, South Australia and New South Wales gas markets. This deal fits squarely with AGL's stated aim of recognising the importance of key utility infrastructure, whilst avoiding direct investment in such infrastructure by AGL.

The pipeline, known as the QSN Link, will be a 180 kilometre, 350 millimetre high-pressure gas pipeline which will transport gas from Queensland to connect with the Moomba-Adelaide Pipeline System and the Moomba-Sydney Pipeline.

AGL Managing Director Paul Anthony said the agreement will underpin the owner's financing of the pipeline and was another significant step in cementing AGL's "four corners" strategy of securing upstream gas and electricity generation linking to its downstream markets.

Mr Anthony said the pipeline will create the final link to form a truly interconnected eastern Australia pipeline network, as well as delivering gas into AGL's wholesale gas hub at Moomba at prices below existing contract levels.

"This link is strategically important in monetising and delivering the coal seam methane AGL acquired with our recent upstream gas investment in, and gas contract with, QGC," he said.

AGL has entered into an agreement for the transport of up to 390 petajoules (PJ) of natural gas along the Wallumbilla to Moomba corridor from January 2009 over a 15-year period with attractive and flexible options to increase this amount in the future. Epic Energy will build, own and operate the QSN Link and new compression facilities as an extension of its South West Queensland Pipeline.

"This AGL-Epic initiative will materially enhance the overall competitiveness of AGL's gas supplies into the east coast energy markets by driving basin-on-basin gas competition and pipeline-on-pipeline gas competition," he said.

"It will introduce new competitive sources of gas into New South Wales, South Australia and Mt Isa gas markets to facilitate our future gas-fired power generation growth, and help secure supply into all the eastern states.

"Committing to a pipeline initiative such as this one was only possible following two recent upstream and downstream investments made by AGL – the acquisition of a 27.6 per cent stake in QGC in conjunction with entering into a 20-year, 740 PJ, gas contract, followed by the recent acquisition of the Torrens Island Power Station in South Australia.

"It will support core upstream and downstream gas projects we are working on at the moment and is a further demonstration of the company's focused delivery of its strategic growth."

Following the recent winter gas shortages in southern markets, AGL has ensured an important element in the development of this pipeline project is that the pipeline design will permit gas to flow from Queensland to the New South Wales and South Australian gas markets entirely avoiding the existing Moomba and Ballera gas plants.

This will provide a level of security of gas supply to AGL's customers from 2009 onward that will be superior to other gas retailers in the market and reduce AGL's exposure to gas supply interruptions.

Construction of this pipeline will commence immediately with completion of the project scheduled for December 2008.

A fact sheet for the QSN Link pipeline project is set out below.

Further enquiries:

Media
Andrew Scannell
Direct: + 61 3 8633 6167
e-mail: ascannell@agl.com.au

Investors & Analysts
Graeme Thompson
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
e-mail: gthompson@agl.com.au



Ballera
QSN Link
Moomba
Moomba - Adelaide Pipeline
Moomba - Sydney Pipeline
Pipeline Statistics
1. 180km, 350mm (14") Diameter
2. High Pressure Pipeline up to 14.92mPa
3. Project Costs approximately $140 million
4. Operating Capacity upgradeable to approximately 65 PJs
5. First Gas Date January 2009
0 15 30 60 90 120 Kilometers
Carpentaria Gas Pipeline
Wallumbilla
QGC Gas Facilities
SWQ Pipeline
Roma - Brisbane Pipeline
Brisbane
Newcastle
Sydney
Wollongong
Canberra
Adelaide
Melbourne
Kilometers
QSN Link Fact Sheet
AGL
Author: AGL Gas Development
DATE: 13/07/07
REFERENCE: 1512
Legend
City
Gas Pipelines
State Boundaries

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	AGL ENERGY LIMITED
Fax number	0299212552
From	ASX Limited – Company Announcements Office
Date	18-Jul-2007
Time	10:49:05
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Market Update

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

AGL Energy Limited
ABN 74 115 061 375

72 Christie Street
St Leonards, 2065
NSW AUSTRALIA

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

Locked Bag 1837
St Leonards, 2065 NSW AUSTRALIA
www.agl.com.au

asx statement

18 July 2007

market update

AGL Energy Limited (AGL) provides the following trading update for the financial year ended 30 June 2007 (FY2007) and an update of the earnings outlook for the current financial year ending 30 June 2008 (FY2008) which reaffirms its stated aim of delivering an average EPS growth of 15% per annum over the medium term.

2007 Financial Year

Profit & Earnings Per Share (EPS) Guidance: In the demerger Scheme and Supplementary Scheme booklets issued last year, AGL indicated that its pro-forma FY2007 profit would be $321 million, resulting in an EPS of 79.8 cents based on weighted average shares on issue of 402.9 million.

AGL now confirms its pro-forma FY2007 profit of approximately $321 million from existing Scheme Booklet businesses (excluding significant items). This forecast result excludes new investments and acquisitions during FY2007 including Queensland Gas Company (QGC), Sun Gas and Powerdirect. The results of these acquisitions will be detailed in AGL's FY2007 release scheduled for 22 August 2007.

As detailed in the demerger Supplementary Scheme booklet, a pro-forma FY2007 net profit from existing business (and excluding significant items) of approximately $321 million would deliver EPS of 79.8 [1] cents based on a weighted average shares on issue of 402.9 million (pre Powerdirect equity placement).

AGL's full year results will provide additional detail of FY2007 EPS to include the effect of the Powerdirect equity placement of 56.6 million shares in February 2007 and results from QGC, Sun Gas and Powerdirect.

Dividends: Subject to final board approval, AGL anticipates that the total dividend in respect of FY2007 will be consistent with the guidance of 35.4 cents per share indicated in the Supplementary Scheme booklet. The amount of 35.4 cents comprises the interim dividend of 9.5 cents per share paid on 22 March 2007 in respect of the period from 25 October 2006 to 31 December 2006, and a forecast FY2007 final dividend of 25.9 cents per share. It is anticipated that the final dividend will be fully franked. The FY2007 final dividend will, subject to final board confirmation, have a record date of 6 September 2007 and a payment date of 28 September 2007.

[1] Existing business weighted average shares on issue of 402.9m comprises old The Australian Gas Light Company shares on issue of 456.1m from 1 Jul 06 to demerger date of 25 Oct 06 and AGL Energy Limited shares on issue of 377m from 26 Oct 06 to 30 Jun 07.

2008 Financial Year

Profit & EPS Guidance: AGL confirms a forecast underlying profit on a business as usual basis for FY2008 of $380 - $400 million. This includes forecast full year results from the investment in QGC and the acquisition of Sun Gas, Powerdirect and Torrens Island Power Station. On an EPS basis this equates to a range of 88-92[2] cents.

AGL currently anticipates FY2008 underlying profit to be at the upper end of this range.

The transformation of the AGL business since demerger, and the successful deployment of the 'four-corners' integrated energy company strategy, has positioned AGL to deliver ongoing, competitive returns across all market cycles. The business restructuring program which commenced in October 2006 is now largely complete (~80%) with Full Time Equivalent staff numbers reduced from 2,150 to approximately 1,350 within the existing business. The Project Phoenix retail transformation program continues on time and to budget with a scheduled go live date in the fourth quarter of calendar year 2007.

AGL will continue to update the market against this forecast at appropriate points throughout the 2008 financial year.

Dividends: As previously stated, AGL maintains an indicative dividend payout ratio guide of approximately 60 per cent (on an underlying EPS basis). Dividends are anticipated to be fully franked. This guidance is subject to ongoing review against underlying strategic and business requirements.

Hedging: AGL adopts a prudent hedging policy to manage its exposure to wholesale electricity purchasing requirements and associated risks. This policy sets defined profit at risk limits, defined commodity and transaction limits, counter party credit limits and minimum rolling forecast load cover requirements. AGL has provided a degree of transparency of its electricity hedge policy in recent market presentations. AGL's electricity hedge book for FY2008 and FY2009 is currently positioned at higher levels than the minimum levels required under the hedging policy. As at 30 June 2007, the marked-to-market value of the AGL electricity hedge book was approximately $3.9 billion positive.

Paul McWilliams
Company Secretary

[2] A 10% to 15% EPS accretion against (pre significant item) FY2007 Supplementary Scheme booklet business result of 79.8cps divided by shares on issue as at 1 Jul 07 of 433,555,467.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	AGL ENERGY LIMITED
Fax number	0299212552
From	ASX Limited – Company Announcements Office
Date	19-Jul-2007
Time	14:43:20
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

ASX Statement Appendix 3Y

AGL Centre, 72 Christie Street
St Leonards, 2065

Locked Bag 1837
St Leonards, 2065
www.agl.com.au

asx statement

19 July 2007

Attached is an amended Appendix 3Y in respect of Mr David Charles Allen.

This corrects an error to the Appendix 3Y originally lodged on 16 March 2007.

The error relates to the number of shares acquired in March which is now corrected to 10,000 shares (please see attached).

Paul McWilliams
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AGL ENERGY LIMITED**
ABN	**74 115 061 375**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DAVID CHARLES ALLEN
Date of last notice	16 MARCH 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	PLAN B TRUSTEES LIMITED Lifetime Superannuation Fund
Date of change	8 MARCH 2007
No. of securities held prior to change	72,881
Class	ORDINARY
Number acquired	10,000 (previously advised as 10,045 ordinary shares)
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$154,785.78 (aggregate)
No. of securities held after change	82,881

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	PURCHASE ON MARKET

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	AGL ENERGY LIMITED
Fax number	0299212552
From	ASX Limited – Company Announcements Office
Date	25-Jul-2007
Time	09:16:27
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

MD Presentation Citi Climate Change Conference

AGL Centre, 72 Christie Street
St Leonards, 2065

Locked Bag 1837
St Leonards, 2065
www.agl.com.au

asx statement

25 July 2007

The following presentation will be made by Managing Director, Paul Anthony to the Citi Climate Change Conference today.

Paul McWilliams
Company Secretary

Investors & Analysts
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

agl energy

emissions trading – the financial outcomes

paul anthony, managing director & ceo



citi
climate change conference
july 2007

disclaimer

The information in this presentation:

- is not an offer or recommendation to purchase or subscribe for securities in AGL Energy Limited or to retain any securities currently held
- does not take into account the potential and current individual investment objectives or the financial situation of investors
- was prepared with due care and attention and is current at the date of the presentation

Actual results may materially vary positively or negatively from any forecasts (where applicable) in this presentation. Before making or varying any investment in securities in AGL Energy Limited, all investors should consider the appropriateness of that investment in light of their individual investment objectives and financial situation and should seek their own independent professional advice.

agl energy

growing from a position of strength

- australia's largest retailer of gas & electricity:
  - ~4.1m customer accounts across NSW, Victoria, South Australia, Queensland & Western Australia (including 100% of JV's)
  - ~1.3m dual-fuel customer accounts
  - leading private owner of renewable assets in Australia
  - 170 years of operational experience in the Australian energy market

- diversified upstream generation & gas portfolio delivering natural hedge to retail customer base:
  - ~ 41 TWh/yr electricity load supported by ~3,300MW of equity generation (~6,800MW including 100% of JVs & equity investments)
  - ~240 PJ/yr gas load, Australia's largest, supported by ~4,200PJ of equity & contract gas with considerable depth & flexibility

- comprehensive suite of *identified*, clean technology growth opportunities
  - ~2,000MW of renewable and clean burn gas generation projects under review

- S&P/ASX 50 company with market capitalisation of ~AUS$7 billion & BBB investment grade credit rating (Standard & Poor's)

- leading the field in energy market consolidation & integration






the integrated strategy

the 'four corners–big goal' approach



hunters & gatherers of value across gas & electricity energy chains
target: ~5,000 MW balances gen
target: 3-4,000 PJ equity gas
electricity
upstream supply
gas
fuel contracts
thermal fuel generation
renewable generation
power purchase agreements
complex hedge products and trading
influencing regulatory & industry outcomes
upstream equity gas
contract gas
diversity of supply contracts
gas storage
diversity of haulage products
currently 4.1 million accounts
electricity
downstream supply
gas
target: 5million customer accounts
growth platform & skills to succeed across gas & electricity energy chains

- driving consolidation in a fragmented market
- exploiting first mover advantage - 'win end game' to deliver ongoing, sustainable returns
- deeper participation in profit pools of appreciating commodities - gas & electricity
- full integration across dual electricity & gas supply chains to mitigate against commodity price traps, enhance robustness of earnings, add optionality & extract value from supply chain links
- portfolio structured to benefit under a carbon constrained environment

emissions trading

a brief explanation

- emissions across the entire economy are 'capped'

- the government then creates permits to reflect the 'cap'
  - each permit entitles the holder to emit 1 tonne of greenhouse gases
  - for example, 1000 permits would be created for a 1000 tonnes cap

- the government then decides how it will allocate permits
  - some permits likely to be grandfathered (allocated to existing industry based on previous emissions)
  - some permits likely to be auctioned

- because the 'cap' is lower than current emissions, permits become 'scarce'
  - companies without sufficient permits need to either reduce emissions or purchase permits from other companies
  - this effectively creates a market for permits and a trading 'permit price'

- governments will impose fines on companies who produce emissions but do not hold sufficient permits

'cap & trade' schemes drive permit scarcity & encourage accelerated deployment of clean burn technologies

emissions trading

agl well positioned to benefit from upside




Possible Design for a
National Greenhouse Gas
Emissions Trading Scheme

- two proposals for an emissions trading scheme currently being considered by government
  - Commonwealth Emissions Trading Task Group
  - States' National Emissions Trading Task Force (NETTS)
- both propose a 'cap & trade' scheme
- both proposals are similar
  - emissions from gas production & electricity generation to be included
  - start date/s of early next decade (2010 or 2011)
  - firm targets set for first few years of the scheme with target 'gateways' (maximum & minimum) set afterwards
  - permits *would* be allocated to existing generators and energy intensive industries to compensate for disproportionate loss of asset value ('grandfathering')
  - remaining permits would be auctioned
  - permits will be tradeable

emissions trading

agl well positioned to benefit from upside

- key issues for generators: greenhouse intensity of plant, carbon price and greenhouse intensity of market
- where individual plant greenhouse intensity is lower than the market average, pool prices increase beyond the cost increase for individual plant
  - all AGL generation has lower emissions intensity than the regional market average
- potential long-term risks are likely to be mitigated by government
  - permits would be allocated to existing generators to compensate for disproportionate loss of asset value ('grandfathering')

agl current generation ~3,300MW[1]


Renewable
8%
Coal
21%
Gas
47%
Hydro
24%

agl's industry leading hydro, renewable & gas fired generation portfolio deliver a competitive advantage over direct competitors

1. Equity generation including off-take agreements & plant currently under construction.

emissions trading

financial outcomes – agl current generation portfolio



$20
$15
$10
$5
$0
-$5
-$10
-$15
$ million (change in generator profit - revenue minus costs)
2010
2011
2012
2013
2014
2015
Source: AGL analysis based on targets outlined by NETTS
positive upside under NETTS
(assumes conservative carbon pricing of ~$20/tonne)
limited downside without grandfathering

agl's diverse generation portfolio would deliver material positive financial upside under emissions trading while the unlikely impact of no grandfathering has limited downside risk

emissions trading

positive outcome for AGL renewable assets

- ~ 1,000 MW of renewable generation with further 500 MW under review[1]
- ~ 1,700[1] MW of clean burn gas generation with further 1,500[2] MW under review



100% upside for renewables
Smaller upside for gas fired
pool price increase as a result of carbon price
renewable generators retain all additional revenue as profit
gas-fired generators have a lower emissions intensity than the market average - incurred costs are lower than additional revenue

all agl assets in development are consistent with delivering increased profitability under an emissions trading environment

1. Equity generation including projects under construction and off take agreements. 2. Own generation plus 100% of JVs and 100% of equity investments

emissions trading

current generation assets & under construction

competitor comparison: ‘ *like for like*’



AGL[1]
Origin[2]
Truenergy[3]
MW capacity
1800
1600
1400
1200
1000
800
600
400
200
0
positively impacted
no impact
Brown Coal
Renewables
Gas
Brown Coal
Renewables
Gas
Brown Coal
Renewables
Gas

agl portfolio delivers superior flexibility & upside to direct competitors

1. Existing equity generation plus plant under construction (Hallet 94.5MW, Bogong/McKay Creek 150MW, AlintaAGL: Pinjarra 2 & Wagerup 116MW equity share)
2. Existing equity generation plus Darling Downs 630MW. 3. Existing equity generation plus renewables (Woolnorth, Cape Portland & waterloo assuming 50% equity) 155.5MW

competitive leadership

chicago climate exchange initiative

- first utility outside North America to join Chicago Climate Exchange
- avenue to liquid market to trade excess carbon credits
- additional incentive to further invest in domestic emission reduction projects
  - ~AUS $2 billion invested in renewable and environmentally friendly generation sources
- provides expertise in global carbon trading ahead of introduction of domestic emissions trading scheme in 2010/11
- agl committed to reduce own carbon footprint as part of CCX membership

CCX Chicago Climate Exchange | AGL

Renewable generation[1] : ~1,000MW
Under review : ~500MW

Clean burn gas generation[1] : ~1,700MW
Under review[2] : ~1,500MW

1. Equity generation including projects under construction & off take agreements. 2. Own generation plus 100% of JVs and 100% of equity investments

building carbon effective generation

a leading renewable position

potential generation post development projects: ~ 5,300MW[1]


Coal
13%
Renewable
13%
Hydro
15%
Gas
59%

post development projects

- ~59% of generation clean-burn, gas fired
- ~28% of generation renewables and hydro

both agl's current & potential generation portfolios are well positioned to deliver ongoing upside under an emissions trading environment

1. Own generation including off-take agreements, plant under construction, identified development projects plus 100% of JV's and 100% of equity investments.

in summary

clearly defined, ‘four corners’ integrated strategy

- driving consolidation in a fragmented market to deliver first mover advantage and ultimately deliver ongoing, sector leading sustainable returns
- identified, ‘locked in’ growth opportunities supporting the ‘four corners’ strategy

strategically positioned to benefit from emissions trading

- existing, diverse portfolio of renewable and clean burn gas generation assets are well positioned to deliver additional profitability under an emission trading environment
- under NETTS 2010/15 targets, potential positive AGL bottom line NPV impact of ~$80 million

identified renewable generation projects deliver ongoing benefits

- generation development projects also consistent with delivering increased profitability under an emissions trading environment

agl – australia’s leading integrated generation portfolio in a carbon constrained environment

further information/contacts

a range of information on AGL Energy Limited including asx & media releases, presentations, the inaugural 2007 interim result as well as historical 'The Australian Gas Light Company' scheme booklets, annual reports, sustainability reports, presentations and financial results are all available from our website: www.agl.com.au or www.aglinvestor.com alternatively, contact

graeme thompson
head of investor relations
agl energy limited
phone: +61 2 9921 2789
mobile: +61 (0) 412 020 711
e-mail: gthompson@agl.com.au

END